# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Krispy Kreme, Inc., CIK 0001857154
CUSIP: 50101L106
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 2116 HAWKINS STREET, CHARLOTTE, North Carolina (NC), 28203
Date of event which requires filing of this statement: 04/23/2025
Amends the filing with accession number 0001104659-21-093087
Filed by CIK 0001579134
Persons authorized to receive notices and communications: Joachim Creus, Piet Heinkade 55, Amsterdam, Netherlands (P7), 1019 GM, 31 202 355 000

## Reporting persons
- JAB Indulgence B.V. (CIK 0001869810): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.56% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share (the "Common Stock") (the shares of Common Stock, each a "Share" and, collectively, the "Shares"), of Krispy Kreme, Inc. (the "Company") that may be deemed to be beneficially owned by JAB Indulgence B.V. ("JAB Indulgence").
  
  (2) The percentage ownership is based upon 170,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of February 14, 2025, as set forth in the Annual Report on Form 10-K (the "Latest Disclosure"), filed by the Company with the United States Securities and Exchange Commission on February 27, 2025.
- JAB Holdings B.V. (CIK 0001579134): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.56% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Holdings B.V. ("JAB Holdings") may be deemed to have beneficial ownership of the shares held by JAB Indulgence since JAB Indulgence is a direct subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D (this "Statement") nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the Common Stock held by JAB Indulgence for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  (2) The percentage ownership is based upon 170,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of February 14, 2025, as set forth in the Latest Disclosure.
- JAB Investments S.a r.l. (CIK 0001747036): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.56% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Investments S.a r.l. ("JAB Investments") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of JAB Investments. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  (2) The percentage ownership is based upon 170,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of February 14, 2025, as set forth in the Latest Disclosure.
- JAB Holding Company S.a r.l. (CIK 0001621428): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.56% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Holding Company S.a r.l. ("JAB Holding Company") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of JAB Holding Company. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  (2) The percentage ownership is based upon 170,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of February 14, 2025, as set forth in the Latest Disclosure.
- Joh. A. Benckiser S.a r.l. (CIK 0001746867): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.56% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Joh. A. Benckiser S.a r.l. ("Joh. A. Benckiser") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Joh. A. Benckiser. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Joh. A. Benckiser that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  (2) The percentage ownership is based upon 170,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of February 14, 2025, as set forth in the Latest Disclosure.
- Agnaten SE (CIK 0001579044): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.56% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Agnaten SE ("Agnaten") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Agnaten. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  (2) The percentage ownership is based upon 170,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of February 14, 2025, as set forth in the Latest Disclosure.
- Lucresca SE (CIK 0001394212): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.56% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Lucresca SE ("Lucresca") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Lucresca. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  (2) The percentage ownership is based upon 170,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of February 14, 2025, as set forth in the Latest Disclosure.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: Krispy Kreme, Inc.
Address of issuer's principal executive offices: 2116 HAWKINS STREET, CHARLOTTE, North Carolina (NC), 28203
Comment: This Amendment No. 12 amends and supplements the prior statement on Schedule 13D as filed on July 16, 2021, as amended by Amendment No. 1 filed on August 31, 2021, Amendment No. 2 filed on September 13, 2021, Amendment No. 3 filed on November 29, 2021, Amendment No. 4 filed on December 2, 2021, Amendment No. 5 filed on February 25, 2022, Amendment No. 6 filed on March 18, 2022, Amendment No. 7 filed on August 17, 2022, Amendment No. 8 filed on March 1, 2023, Amendment No. 9 filed on August 11, 2023, Amendment No. 10 filed on November 22, 2023 and Amendment No. 11 filed on August 13, 2024 (as so amended, the "Schedule 13D"), by (i) JAB Indulgence B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands ("JAB Indulgence"), (ii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of JAB Indulgence ("JAB Holdings"), (iii) JAB Investments S.a r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings ("JAB Investments"), (iv) JAB Holding Company S.a r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments ("JAB Holding Company"), (v) Joh. A. Benckiser S.a r.l., a private limited liability company incorporated under the laws of Luxembourg, which is a parent company of JAB Holding Company ("Joh. A. Benckiser"), (vi) Agnaten SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser ("Agnaten"), and (vii) Lucresca SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser ("Lucresca," and together with JAB Indulgence, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser and Agnaten, the "Reporting Persons"). Except as set forth herein, all items remain as previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Arrangements with Bernardo Hees

On April 23, 2025, JAB Indulgence agreed to sell to Bernardo Hees 694,445 shares of common stock, par value $0.01 per share (the "Shares"), of Krispy Kreme, Inc. (the "Company") for an aggregate purchase price of $3,000,000, pursuant to a Stock Purchase Agreement by and between JAB Indulgence and Mr. Hees (the "Stock Purchase Agreement").

Also pursuant to the Stock Purchase Agreement, JAB Indulgence agreed to grant to Mr. Hees, who will provide consulting services to JAB Holdings B.V. with respect to its indirect interest in the Company, (i) an option to purchase 4,166,670 Shares currently held by JAB Indulgence (the "Matching Option") and (ii) a one-time incentive award in the form of restricted stock units with respect to 173,612 Shares (the "RSUs"). Each of the Matching Option (or a portion thereof) and the RSUs will vest on the fifth anniversary of the grant date, subject to certain terms and conditions to be included in an award agreement between JAB Indulgence and Mr. Hees, as more fully described in the Stock Purchase Agreement substantially in the form attached as Exhibit 8 to this Amendment No. 12.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: JAB Indulgence beneficially owns 74,190,990 Shares, which represents 43.56% of the issued and outstanding Shares as of February 14, 2025, as set forth in the Annual Report on Form 10-K (the "Latest Disclosure"), filed by the Company with the United States Securities and Exchange Commission (the "Commission") on February 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the 74,190,990 Shares beneficially owned by JAB Indulgence. Therefore, for the purpose of Rule 13d-3, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed to be the beneficial owners of an aggregate of 74,190,990 Shares, which represents 43.56% of the issued and outstanding Shares as of February 14, 2025, as set forth in the Latest Disclosure.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto or any other person, and no other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As described in Item 4 above, JAB Indulgence entered into the Stock Purchase Agreement with Mr. Hees, substantially in the form attached as Exhibit 8 to this Amendment No. 12, which is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit No. 8: Stock Purchase Agreement, dated as of April 23, 2025, by and between JAB Indulgence B.V. and Bernardo Hees.

## Signatures
- JAB Indulgence B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers, Managing Director (04/25/2025)
- JAB Indulgence B.V.: /s/ Rafael Da Cunha, Rafael Da Cunha, Managing Director (04/25/2025)
- JAB Holdings B.V.: /s/ Frank Engelen, Frank Engelen, Managing Director (04/25/2025)
- JAB Holdings B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers, Managing Director (04/25/2025)
- JAB Investments S.a r.l.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers, Manager (04/25/2025)
- JAB Investments S.a r.l.: /s/ Jonathan Norman, Jonathan Norman, Manager (04/25/2025)
- JAB Holding Company S.a r.l.: /s/ Frank Engelen, Frank Engelen, Manager (04/25/2025)
- JAB Holding Company S.a r.l.: /s/ Jonathan Norman, Jonathan Norman, Manager (04/25/2025)
- Joh. A. Benckiser S.a r.l.: /s/ Joachim Creus, Joachim Creus, Managing Director (04/25/2025)
- Joh. A. Benckiser S.a r.l.: /s/ Jonathan Norman, Jonathan Norman, Managing Director (04/25/2025)
- Agnaten SE: /s/ Joachim Creus, Joachim Creus, Authorized Representative (04/25/2025)
- Lucresca SE: /s/ Joachim Creus, Joachim Creus, Authorized Representative (04/25/2025)